
07005939

SECURITIES AND EXCHANGE COMMISSION

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AB 3/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS	New York	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue	Farmingdale	NY	11735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL


WASH, D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Joseph Dimauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc (Company), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:
Joseph Dimauro, President (Personal/IRA and investment accounts at Clark Dodge & Co., Inc.) are investment accounts with a market value at December 31, 2006 of $128,488.

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in [illegible] County
Commission Expires November 20, 20 10



Joseph DiMauro, President

Bineeta Singh
Sworn and subscribed to before me this 27th day of February, 2007.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

CLARK DODGE & CO., INC.
(SEC I.D. No. 8-40292)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheet of Clark Dodge & Co., Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2006, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J Wilson, CPA

Farmingdale, NY
February 27, 2007

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Cash	$	110,501
Deposit with clearing firm		50,000
Accounts receivable		117,850
Other receivable		64,225
Due from employees		303,295
Office equipment-net		119,944
Due from affiliates		110,715
Prepaid expenses		35,754
Securities at market		46,185
Goodwill		25,000
Total Assets	$	983,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	233,950
Taxes payable		5,700
Total Liabilities		239,650
Stockholder's Equity:		
Common stock - no par value;		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		2,109,573
Accumulated (deficit)		(1,366,254)
Total Stockholder's Equity		743,819
Total Liabilities and Stockholder's Equity	$	983,469

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions	$	3,520,635
Income - mutual funds		86,009
Management fees		112,896
Banking fees		320,395
Private placement income		68,970
Unrealized loss		(6,585)
Other income		133,226
Total Revenue		4,235,546
Costs and Expenses:		
Salaries and wages		2,734,683
Payroll taxes and employee benefits		135,598
Clearing and execution charges		345,115
Professional and consulting fees		80,502
Officer salary		48,677
Office and supplies		132,568
Technology fee		60,237
Telephone		77,093
Rent		396,041
Regulatory and license fees		48,044
Depreciation expense		24,950
Other clearing misc charges		96,319
Insurance		216,432
Customer write offs		3,091
Travel and entertainment		9,903
Repairs		19,879
Taxes		1,125
Total Costs and Expenses		4,430,258
Net (Loss)	$	(194,711)

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:		
Net (loss)	$	(194,711)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation expense		24,950
Clearing deposit		50,000
Accounts receivable		(52,896)
Other receivable		(44,587)
Due from employees		(153,295)
Due from affilliates		(110,715)
Prepaid expenses		(6,967)
Securities-market		6,585
Bank overdraft		(396)
Accounts payable and accrued expenses		121,277
Taxes payable		5,545
Goodwill		(25,000)
Net Cash (Used) By Operating Activities		(380,210)
Cash Flows From Investing Activities:		
Equipment purchased		(114,314)
Net cash (Used) By Investing Activities		(114,314)
Cash Flows From Financing Activities		
Additional paid-in capital		502,300
Net cash Provided by Financing Activities		502,300
Net Increase In Cash		7,776
Cash Balance, Beginning of Period		102,725
Cash Balance, End of Year	$	110,501

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2006	100	$ 500	$ 1,607,273	$ (1,171,543)	$ 436,230
Shareholder contribution			502,300		502,300
Net (loss) for the year				(194,711)	(194,711)
Balances, December 31, 2006	100	$ 500	$ 2,109,573	$ (1,366,254)	$ 743,819

See accompanying notes.

CLARK DODGE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and is a member of the National Futures Association (NFA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options and commodities, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company also clears its commodity and options transactions through R.J. O'Brien and ABN Amro. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2006.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

Investment in Securities

Investment securities are valued at market value. The resulting difference between market value and cost is included in income.

Furniture and Fixtures

Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five and seven years.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2006, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company has not accrued any income tax benefits as a result of a loss carry-forward of approximately $1,309,300 because there is uncertainty as to their realization.

Securities

The Company participated in the NASDAQ private placement acquiring 1,500 common shares. The shares trade under the ticker symbol "NDAQ". The shares have been accounted for as an investment and recorded at market value.

3. Related Party transactions:

The Company sublets 50% of the office space at a White Plains office from two affiliated companies for approximately $6,500 per month as per a sublease agreement. The balance due from these affiliates is the result of the Company paying the affiliates rent from March through December, 2007. Repayment is expected in 2007.

The Company also provided funds to Clark Dodge Commodities, Inc. as a result of the transfer of it's RJ O'Brien Clearing deposit account with a balance of 51,434.19 and a separate $500 check.

4. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $303,295 as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $202,500. The Company has retained an attorney to bring suit against these representatives to recoup this amount due to contractual nonperformance. Management feels confident in its collection process.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

6. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and $45,000 respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $74,613 which was $58,636 and 29,613 respectively, in excess of the amount required by the NASD and NFA. The Company's percentage of aggregate indebtedness to net capital was 321%.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder at it disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan are significant and to date has been provided by its only shareholder, although there can be no assurance that the sole shareholder will continue to contribute sufficient amounts to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added commodities, deferred annuities, life insurance and options to its product lines. The Company opened a branch office at 880 Third Avenue in New York City in 2006.

9. LEASE COMMITMENTS

The Company has two sublease commitments. The company is committed to a sub- lease of the White Plains office through August 31, 2008 at approximately $6,500 per month plus escalations and its office at 880 Third Avenue through December 31, 2010 at approximately $26,500 per month plus escalations.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:				
Total stockholder's equity			$	743,819
Deductions and/or charges:				
Non-allowable assets:				
Prepaid expenses	$	35,753		
Other receivable		64,225		
Due from employees		303,295		
Due from affiliates		110,715		
Office equipment-net		119,944		
Goodwill		25,000		658,932
Net capital before haircuts on securities positions				84,887
Haircuts on securities positions				6,928
Undue concentration				3,345
Net Capital			$	74,614
AGGREGATE INDEBTEDNESS:				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses			$	239,650
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required (6-2/3% of aggregate indebtedness)			$	15,977
Minimum net capital required			$	5,000
Excess net capital			$	58,637
Excess net capital at 1,000%			$	50,648
Ratio: Aggregate indebtedness to net capital is				321%

The above computation differs from the December 31, 2006 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA, as amended by $25,994 as a result of adjusting the equity as follows:

Excess net capital as originally reported	$	77,723
Investments not properly recorded		(24,632)
Adjustment of accruals		(1,362)
Adjustment of haircuts		7,000
Adjustment of minumum net capital		(92)
Excess net capital as adjusted	$	58,637

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our

consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J Wilson, CPA

Farmingdale, NY
February 27, 2007

END